Exhibit 99.1
BAYTEX REPORTS EARLY TENDER RESULTS OF TENDER OFFERS AND CONSENT SOLICITATIONS FOR SENIOR NOTES OF AURORA USA OIL & GAS, INC. AND EXTENSION OF EARLY TENDER DEADLINE
CALGARY, ALBERTA (May 6, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) reports the results of its previously announced cash tender offers (each an “Offer” and collectively, the “Offers”) and consent solicitations for the 9.875% Senior Notes due 2017 (the “9.875% Notes”) and the 7.50% Senior Notes due 2020 (the “7.50% Notes” and together with the 9.875% Notes, the “Notes”) of Aurora USA Oil & Gas, Inc. (the “Issuer”).
As of 5:00 P.M., Eastern Time, on May 5, 2014, Baytex received valid tenders and consents from holders of US$355,800,000 in aggregate principal amount of 9.875% Notes, representing 97.48% of the outstanding aggregate principal amount of 9.875% Notes, and US$293,600,000 in aggregate principal amount of 7.50% Notes, representing 97.87% of the outstanding aggregate principal amount of 7.50% Notes.
Baytex also announced it is extending the period during which holders who tender their Notes and deliver their consents will receive the early tender payment of US$30.00 per US$1,000 principal amount of Notes (the “Early Tender Payment”) to 5:00 P.M., Eastern Time on May 12, 2014 (the “Early Tender Deadline”).
Baytex expects to obtain the funds necessary to complete the Offers from one or more debt financing transactions, including potential debt securities offerings, or an increase in available credit under existing or new credit facilities (the “Financing”). The purpose of the Offers, in conjunction with the Financing, is to simplify Baytex’s debt capital structure following the completion of the acquisition of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian laws (the “Arrangement”). Subject to receipt of certain approvals, the Arrangement is expected to close in the first half of June, 2014.
The consents received from holders of each series exceed the amount needed to adopt the proposed amendments to each of the indentures governing the Notes (each an “Indenture” and collectively, the “Indentures”). Accordingly, the Issuer will execute a supplemental indenture for each series of the Notes (each a “Supplemental Indenture” and collectively, the “Supplemental Indentures”) effecting the proposed amendments with respect to the applicable series of Notes. Each Supplemental Indenture will become operative upon payment for the tendered Notes of the applicable series being accepted for purchase. Each Supplemental Indenture will eliminate substantially all of the restrictive covenants and certain events of default contained in the applicable Indenture.
The Offers remain open and are scheduled to expire at 5:00 P.M., Eastern Time, on June 10, 2014 (the "Expiration Time"). Holders who validly tender their Notes and deliver their consents by the Early Tender Deadline will receive the Total Consideration of US$1,107.34 and US$1,138.97 per US$1,000 principal amount (which includes the Early Tender Payment) of 9.875% Notes and 7.50%

Baytex Energy Corp.
Press Release
May 6, 2014
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Notes, respectively, if such Notes are accepted for purchase. Holders who validly tender their Notes and deliver their consents after the Early Tender Deadline but by the Expiration Time will receive the Offer Consideration of US$1,077.34 and US$1,108.97 per US$1,000 principal amount of 9.875% Notes and 7.50% Notes, respectively, if such Notes are accepted for purchase, and therefore will not receive the Early Tender Payment.
Withdrawal rights for the Offers and consent solicitations expired at 5:00 P.M., Eastern Time, on May 5, 2014. Accordingly, holders may not withdraw Notes or revoke consents previously or hereafter tendered and delivered except as contemplated in the Offer to Purchase and Consent Solicitation Statement or as required by law.
The Offers are subject to the satisfaction or waiver of certain conditions, including the consummation of the Arrangement, the completion of the Financing and general conditions. Each of the Offers is a separate offer and is not conditional on the other Offer. Holders may not tender their Notes without delivering consents or deliver consents without tendering Notes.
Baytex has retained Barclays Capital Inc. to serve as the Dealer Manager for the Offers and consent solicitations. Questions regarding the Offers and consent solicitations may be directed to Barclays Capital Inc. at (800) 438-3242 (U.S. toll-free) or (212) 528-7581 (collect). You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance.
The complete terms and conditions of the Offers and consent solicitations are described in the Offer to Purchase and Consent Solicitation Statement dated April 22, 2014 and the related Consent and Letter of Transmittal, copies of which may be obtained by contacting D.F. King & Co., Inc., as Tender Agent and Information Agent, at (800) 769-4414 (U.S. toll-free) or (212) 269-5550 (banks and brokers). The Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal also address certain U.S. federal income tax consequences. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.
None of Baytex, the Dealer Manager, the Tender Agent, the Issuer, Aurora or the Information Agent makes any recommendation as to whether holders should tender their Notes pursuant to the Offers or consent to the proposed Indenture amendments, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender Notes and deliver consents, and, if so, the principal amount of Notes to tender.
This press release does not constitute an offer to purchase, a solicitation of an offer to sell nor a solicitation of consents with respect to, any Notes or other securities, nor shall there be any purchase of Notes or solicitation of consents in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Offers and consent solicitations are being made solely by the Offer to Purchase and Consent Solicitation Statement dated April 22, 2014 and related Consent and Letter of Transmittal. In any jurisdiction where the laws require the Offers and consent solicitation to be made by a licensed broker or dealer, they will be deemed made on behalf of Baytex by Barclays Capital Inc. or one or more registered brokers or dealers under the laws of such jurisdiction. The Offers and consent solicitation are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Baytex Energy Corp.
Press Release
May 6, 2014
3

Advisory Regarding Forward-Looking Statements
Certain statements in this press release are "forward-looking information" within the meaning of applicable Canadian securities legislation ("forward-looking statements"). Specifically, this press release contains forward-looking statements relating to but not limited to: the timing and completion of the Arrangement; the anticipated sources of financing to complete the Offers; and the terms and timing of the Offers and consent solicitations. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.
These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of regulatory, shareholder and other approvals for the Arrangement; the required financing for the Offers is obtained by Baytex; and the satisfaction or waiver of the other conditions to the Offers. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all; closing of the Arrangement could be delayed or not completed if we are not able to obtain the necessary stock exchange, shareholder and regulatory approvals or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; the financing required to complete the Offers is not obtained; the Offers and consent solicitations may not be completed on the terms contemplated or at all; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Baytex Energy Corp.
Baytex is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora trade on the Toronto Stock Exchange under the symbol BTE.R.
For further information about Baytex, please visit our website at www.baytexenergy.com or contact:
Brian Ector, Vice President, Capital Markets
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

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